7/24

PROCESSED
JUL 30 2008
THOMSON REUTERS

[redacted]

08004002

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04741 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/29/08

082-04741

United States Sec Filing
May 9, 2008

RECEIVED
2008 JUL 24 A 7:11

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

12-31-07
AR/S

News Releases

1. News Release – Dated April 15, 2008;
2. News Release – Dated April 29, 2008;

Correspondence with Securities Commission(s)

3. Notice of Meeting and Record Date – Dated April 15, 2008
4. MD&A for Three Months and Year Ended December 31, 2007
5. Audited Annual Financial Statements for December 21, 2007 and 2006
6. Certificate of Annual Filing by the CFO; and
7. Certificate of Annual Filing by the CEO.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 15, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Drills Bulk Tonnage Tungsten Mineralization at its Jersey-Emerald Property, BC, Canada

Sultan Minerals Inc. (SUL:TSX-V) ("Sultan") is pleased to report assay results for 9 holes, JS07-30 thru JS07-38, from the on-going drill program on its 100% owned Jersey-Emerald tungsten-molybdenum Property in southern British Columbia. The holes explored the East Emerald Tungsten Zone and show 6 tungsten bearing horizons, several of which are molybdenum rich, hosted within a 700-foot thick stratigraphic unit. The holes confirm the continuation of the tungsten mineralization over a length of 2,000 feet (600 metres) and a width of 700 feet (200 metres). The zone remains open to the north, south and west.

The East Emerald Tungsten Zone is a sizeable zone of low-grade, bulk tonnage, tungsten mineralization discovered by drilling in 2006. Assays from the earlier drill holes completed in November 2006, which are also along the east side of the zone, showed grades of 0.15% WO_3 across core widths ranging from 15.0 to 54.5 feet within a 201.3 foot wide zone that assayed 0.08% WO_3 (see News Release of Jan 17, 2007). The present drill results show many intersections of 0.20 WO_3 to 0.45% WO_3, often with associated molybdenum values, suggesting that grades improve to the north.

The western up-dip extension of the mineralization is exposed on surface, suggesting that a significant percentage of the mineralization may be amenable to open pit mining. The mineralization lies directly above the Invincible decline, which is a large haulage tunnel designed to handle 40 ton trucks. This raises the possibility that the mineralization may be readily accessible to low-cost underground mining as well as surface mining operations.

Significant intersections from the recent drill holes are given in the following table:

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)	MoS_2 (%)
JS07-30	9165	8650	245/-55	107.00	120.00	**13.80**	**0.01**	**0.11**
and				141.60	148.40	**6.80**	**0.07**	**0.31**
and				579.90	708.90	**129.0**	**0.09**	
Including				579.90	588.00	**8.10**	**0.20**	
Including				678.00	708.90	**30.90**	**0.20**	
Including				678.00	688.00	**10.00**	**0.29**	
and				815.50	824.70	**9.20**	**0.16**	
and				946.10	968.00	**21.90**	**0.16**	
Including				953.20	958.00	**4.80**	**0.25**	
and				998.00	1003.00	**5.00**	**0.14**	

)RILL-HOLI NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)	MoS_2 (%)
JS07-31	8657	8134	084/-55	88.80	98.00	**9.20**	**0.08**	
and				190.30	198.00	7.70		**0.12**
JS07-32	9140	8400	105/-55	55.20	60.50	**5.30**	**0.09**	**0.29**
and				97.00	101.90	**4.90**	**0.22**	
and				112.30	116.20	**3.90**	**0.11**	
JS07-33	10060	8142	295/-80	78.00	81.90	**3.90**	**0.06**	**0.12**
and				326.50	336.50	**10.00**	**0.25**	**0.20**
and				448.00	520.40	**72.40**	**0.12**	
and				448.00	487.50	**9.50**	**0.18**	**0.03**
and				527.80	534.00	**6.20**	**0.08**	**0.18**
JS07-34	10060	8142	295/-50	327.00	331.70	**4.70**	**0.10**	
and	10060	8142	295/-50	417.50	427.00	**9.50**	**0.30**	**0.34**
JS07-35	10060	8142	145/-55	No	Values			
JS07-36	9765	8159	290/-90	183.30	205.00	**21.70**	**0.11**	
Including				198.00	205.00	**7.00**	**0.17**	
and				326.40	336.60	**10.20**	**0.11**	**0.74**
JS07-37	9765	8159	290/-70	168.50	187.60	**19.10**	**0.11**	
JS07-38	9765	8159	145/-45	224.30	347.00	**122.70**	**0.14**	
Including				224.30	244.90	**20.60**	**0.21**	**0.05**
Including				243.30	244.90	**1.60**	**0.49**	**0.19**
Including				293.30	347.00	**53.70**	**0.20**	
Including				304.20	309.70	**5.50**	**0.33**	
Including				332.80	347.00	**14.20**	**0.45**	
Including				332.80	337.10	**4.30**	**1.32**	
and				480.80	484.90	**4.10**	**0.81**	

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing database of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.
Note 2: Intersection angles vary from 15° to 90° suggesting that the true width of the mineralized horizons range from 25% to 95% of the intersection widths.

Drill holes JS07-30, JS07-31 and JS07-32 were drilled primarily to explore for lead mineralization north of the historic Emerald lead mine. The intended primary target was not encountered but the three holes intersected several bands of tungsten and molybdenum above the uppermost known tungsten mineralization. Good lateral continuity to the tungsten mineralization was exhibited by the presence of the zones in all 3 holes. Drill hole JS07-30 was drilled to depth and is the only hole to penetrate the entire East Emerald Zone. This hole intersected 6 tungsten bearing horizons including 2 molybdenum rich zones over a core length of 896 feet. Intersections of note included 0.09% WO_3 across 129.00 feet, 0.29% WO_3 across 10.00 feet, 0.20% WO_3 across 30.90 feet, 0.16% WO_3 across 21.90 feet and 0.31% MoS_2 and 0.07% WO_3 across 6.80 feet.

The intersections seen in hole JS07-30 shows two prominent tungsten bearing horizons. The upper horizon which extends from a hole depth of 579.9 to 708.9 feet is now referred to as the

Upper East Emerald Tungsten Zone. The lower horizon which extended from a hole depth of 815.5 to 1,003.0 feet has been named the Lower East Emerald Tungsten Zone.

Tungsten and molybdenum intersections seen in holes JS07-31 and JS07-32 occur above the Upper East Emerald Zone. Holes JS07-33 and JS07-34, the two most northerly holes, intersected narrow sections of mineralization in both the Upper and Lower East Emerald Zones. Highlights of Hole JS07-34 include **0.30% WO_3 and 0.34% MOS_2 across 9.50 feet**. Hole JS07-35 was drilled easterly to test the Emerald intrusive for molybdenum but found the granite to be un-mineralized in this location. Holes JS07-36, JS07-37 and JS07-38 intersected portions of both the Upper and Lower East Emerald Zones. Highlights include 0.11% WO_3 and **0.74% MOS_2** across 10.20 feet on Hole JS07-36. Hole JS07-38 was drilled easterly and intersected the western limit of the unmineralized Emerald intrusive. Hole JS07-38 intersected **0.14% WO_3 across 122.70 feet** including 0.20% WO_3 across 53.70 feet and **0.45% WO_3 across 14.20 feet**.

Together with six previous holes, E-06-01 to E-06-06, the drill results show six tungsten bearing horizons that have been traced along strike for 2,000 feet and through a stratigraphic thickness of almost 700 feet. Assays are pending for a further 9 drill holes, JS07-39 through JS07-47, that are expected to confirm the East Emerald Tungsten Zone over a strike length of 2,500 feet.

Assays are presently awaited for 30 surface and underground drill holes in the ongoing drill program. Diamond drilling is currently underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS_2 over a core length of 548.0 feet.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines for Placer-Dome, oversees the on-going diamond drilling programs.

For further information on Sultan's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
Catarina Cerqueira, Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

If you would like to receive press releases via email please contact catarina@chfir.com and specify "Sultan press releases" in the subject line.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

April 29, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Expands Tungsten Zone at its Jersey-Emerald Property, BC

Sultan Minerals Inc. (SUL:TSX-V) ("Sultan") is pleased to report assay results for nine holes, JS07-39 through JS07-47, from the on-going drill program on its 100% owned Jersey-Emerald tungsten-molybdenum property in southern British Columbia. Results from these nine holes continue to show good continuity to the recently identified East Emerald Tungsten Zone. The East Emerald is a sizeable zone of bulk tonnage, tungsten mineralization. The deposit is exposed on surface suggesting that much of the mineralization may be extracted by surface mining methods. The zone was previously intersected in drilling by Placer Dome in the 1950's and 1970's; and later by Sultan's drilling in 2006.

The drill results show a number of tungsten bearing horizons contained within a stratigraphic thickness of almost 700 feet. Sultan has intersected the zone in 26 drill holes that confirm the continuation of the tungsten mineralization over a length of 2,700 feet (800 metres) and a width of 700 feet (200 metres). The results show several horizons of 0.25% to 0.60% tungsten mineralization contained within wide zones of lower grade mineralization averaging 0.10 to 0.25% WO_3. The zone remains open to the north, south and west. An additional factor in some of these holes is the significant molybdenum (MoS_2) content found in the same horizon as the tungsten.

Significant intersections from holes JS07-39 through JS07-47 are given in the following table:

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)	MoS_2 (%)	Au (g/t)
JS07-39	9784	8195	145/-65	245.00	310.00	65.00	0.22	0.11	-
Including				271.20	275.50	4.30	1.34	0.71	-
And				389.90	394.50	4.6	0.12	-	-
And				437.70	454.50	16.8	0.23	-	-
Including				452.80	454.50	1.70	0.67	-	-
And				538.50	601.40	62.9	0.17	-	-
Including				563.70	566.80	3.1	0.53	-	-
JS07-40	9543	7990	na/-90	124.50	140.80	16.3	0.20	-	-
Including				135.30	140.80	5.50	0.21	-	-
And				258.00	268.30	10.3	0.09	-	-
And				354.90	358.00	3.1	0.24	-	-

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)	MoS_2 (%)	Au (g/t)
JS07-41	9543	7086	285/-60	224.50	245.00	20.5	0.13	-	-
Including				224.50	228.00	3.50	0.26	-	-
And				258.30	261.60	3.3	0.27	-	-
And				292.40	298.00	5.6	0.15	-	-
JS07-42	9542	7987	105/-57	177.80	315.00	137.2	0.14	-	-
Including				177.80	238.30	60.5	0.20	-	-
Including				213.60	220.50	6.90	0.57	-	-
Including				268.60	277.00	8.40	0.24	-	-
And				429.20	463.10	33.9	0.11	-	-
Including				435.50	445.20	9.70	0.18	-	-
And				549.30	587.40	38.1	0.12	-	-
Including				586.00	587.40	1.40	0.35	-	-
And				688.00	698.00	10.00	-	0.42	-
And				784.00	793.30	9.3	0.43	-	-
JS07-43	7792	7096	na/-90	115.50	152.00	36.5	0.23	-	-
Including				125.00	130.00	5.0	0.44	0.14	-
JS07-44	7794	7092	285/-70	108.00	148.00	40.00	0.11	-	-
Including				138.00	143.00	5.00	0.17	-	-
Including				108.00	113.00	5.00	-	0.12	-
JS07-45	7791	7100	105/-70	146.70	175.00	28.30	0.08	-	-
Including				156.00	161.00	5.00	0.13	-	-
Including				151.00	170.00	19.00	-	-	1.05
JS07-46	9066	7792	na/-90	217.00	220.00	3.00	-	0.04	-
And				230.00	235.00	5.00	0.13	-	-
And				265.00	337.30	72.30	0.11	-	-
Including				284.00	287.00	3.00	0.16	-	-
Including				297.00	337.30	40.30	0.14	-	-
Including				302.00	307.00	5.00	0.19	-	-
JS07-47	9067	7789	285/-60	103.00	111.00	8.00	-	-	3.00
Including				106.70	111.00	4.30	-	-	5.07
And				139.50	234.20	94.70	0.13	-	-
Including				220.00	224.60	4.60	0.24	0.17	-
Including				220.00	230.30	10.30	-	0.15	-
And				380.00	388.00	8.00	0.12	-	-
Including				385.00	388.00	3.00	0.26	-	-

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing database of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.

Note 2: Intersection angles vary from 15° to 90° suggesting that the true width of the mineralized horizons range from 25% to 100% of the intersection widths.

Drill hole JS07-39 was drilled to test the Lower East Emerald Horizon in the vicinity of the western limit of the Emerald intrusive. JS07-39 also carried significant molybdenum within a 65.0 foot thick drill intercept that assayed 0.22% WO_3 and 0.11% MoS_2. This hole is close to previously reported holes JS07-33, -34, -36 and -38 which also carried molybdenum within some of the tungsten horizons. Holes JS07-40, JS07-41 and JS07-42 were fan drilled from a single drill station to test the Lower East Emerald Horizon 300 feet south of hole JS07-39. Holes JS07-43, JS07-44 and JS07-45 traced the Lower East Emerald Horizon 500 feet to the south of its most southerly intersection in previous hole JS06-03. Holes JS07-43 to -45 also carried significant molybdenum where the tungsten horizon was intersected close to the granite intrusion. Holes JS07-46 and JS07-47 were step out holes that tested the Lower East Emerald Horizon 600 feet west of previously reported hole JS07-32.

Assays are presently awaited for 25 surface and underground drill holes in the ongoing drill program. Diamond drilling is currently underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS_2 over a core length of 548.0 feet. . The Spring 2008 drill program includes 12 drill holes to further test this molybdenum zone.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects". Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines for Placer-Dome, oversees the on-going diamond drilling programs.

For further information on Sultan's projects, visit www.sultanminerals.com

Please click to view Drill Hole Locations 2007 Drill Program Map.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
Catarina Cerqueira, Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com
If you would like to receive press releases via email please contact catarina@chfir.com and specify "Sultan press releases" in the subject line.

business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review the Sultan's filings that are available at www.sedar.com; or Sultan's website at www.sultanminerals.com.



SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
DRILL HOLE LOCATIONS
2007 DRILL PROGRAM
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
JERSEY MINE
JS05-01
JS07-33-35
JS07-36-39
JS07-40-42
JS06-07
JS06-08
JS06-05
JS06-06
JS07-30
JS07-01
JS07-03
JS07-02
JS07-46
JS07-47
JS07-32
JS07-04
JS07-05
JS07-06-09
JS06-04
JS07-31
JS07-12
JS07-10
JS07-11
JS07-13
JS07-14
JS07-15
JS07-16
JS06-01
JS07-17-19
JS07-20-24
JS07-27-29
JS06-02
JS06-03
JS07-43-45
JM07-03
JM07-01
JM07-04
JM07-06
JM07-18
JM07-16
JM07-17
JM07-05
JS07-60
JS07-61
JS07-25
JS07-26
0
0.25
Kilometres
JS07-58
JS07-59
JS07-48
JS07-52
JS07-53
JS07-49
JS07-50
JS07-51
JS07-56
JS07-57
JS07-54
JS07-55
LEGEND
Tungsten Workings
Lead Zinc Silver Workings
Open Pit
Drill Holes
Portal

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 15/04/2008

To: All Canadian Securities Regulatory Authorities

Subject: SULTAN MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	20/05/2008
Record Date for Voting (if applicable) :	20/05/2008
Meeting Date :	24/06/2008
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	86556L100	CA86556L1004

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SULTAN MINERALS INC

Sultan Minerals Inc.
Three Months and Year Ended
December 31, 2007

1.1 Date

The effective date of this annual report is April 24, 2008.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the year ended December 31, 2007 ("fiscal 2007") was $1,268,260 or $0.01 per share, after income tax recovery of $68,172, due to flow-through renunciations, compared to a loss of $761,273 or $0.01 per share in the year ended December 31, 2006 ("fiscal 2006"), also after income tax recovery due to flow-through renunciations of $103,128.

- During fiscal 2007, operations utilized cash of $688,618 compared to $575,639 in fiscal 2006.

- Expenditures on mineral property interests totalled $2,848,903 in fiscal 2007 compared to $891,759 in fiscal 2006. The expenditures were incurred on the following mineral properties in fiscal 2007, with the fiscal 2006 numbers in brackets: Kena - $171,714 ($164,630), Stephens Lake - $35,086 ($36,133), and the Jersey and Emerald properties - $2,642,103 ($669,350). The Coripampa Properties were written off in fiscal 2005, and the additional costs of $21,646 were written off in fiscal 2006. Mineral property write-downs relating to certain Kena property claims in fiscal 2007 were $92,736.

- The Company raised net proceeds of $7,314,150 by the issuance of 37,390,468 common shares in fiscal 2007 in private placement financings, and through the exercise of stock options, warrants and agent's warrants.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

In fiscal 2007 the Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land overlying part of the Jersey Claim Group which consists of 28 crown-granted mineral claims, four two-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan paid a cash payment of $50,000 and issued 150,000 common shares to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

In fiscal 2007 the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22.0 acres of land overlying the conveyor tunnel that transported ore from the former Jersey Lead-Zinc Mine and the access tunnel to the former underground crusher chamber in the Emerald Tungsten Mine. The property is crossed by the access roads to the proposed future mill site. Under the terms of the agreement, the Company paid a cash payment of $18,100 and issued 30,000 common shares to the sellers.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by this land acquisition purchase and the drilling program which is well underway. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

Diamond drilling in 2007 on the property totalled 80 drill holes, of which 19 were underground and 61 holes were drilled from the surface. Assays have been received and reported for 19 underground holes which investigated the East Dodger tungsten and molybdenum zones (refer to News Releases of June 6, 2007, and July 18, 2007), and 38 surface drill holes. The surface drill program targeted extensions to the Jersey lead-zinc deposit (refer to News Releases of September 24, 2007, and February 11, 2008, and March 13, 2008), the East Emerald Tungsten Zone, (refer to News Releases of April 15, 2008) and the Dodger Tungsten Zone (refer to News Releases of March 27, 2008). All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Sultan drilled nineteen diamond drill holes to test a 1,200 foot (365 m) long stratiform band of high-grade lead-zinc-silver mineralization discovered by a trenching program in September 2007 (see news release of September 24, 2007).

The results confirm that significant mineralization may extend well beyond the limits of the historic lead-zinc mining operation. The grades intersected in these holes are comparable to the historical grades of the Jersey mine which produced 8,000,000 tons averaging 2.0% Pb and 3.8% Zn. The mineralization has been traced up to 300 feet (90 metres) west of the historic "G-Zone" which was the northernmost workings in the Jersey Lead-Zinc Mine. The attitude of the mineralization discovered to date suggests that a considerable portion of this area of the deposit might be extracted by surface mining methods.

Sultan is awaiting assays for most of the surface and underground drill holes that have been completed to date in fiscal 2008 in the ongoing drill program. Diamond drilling is presently underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS_2 over a core length of 548.0 feet. The intersection included several higher-grade sections that included 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.

Drill logs and assays for a total of 276 drill holes in the Emerald Tungsten Deposit were entered into the digital data base for the mine in the ongoing compilation of the historic mine records. This completes the drill hole data base for this historic mine and will allow the Company to complete a resource evaluation for remnant mineralization in the the Emerald Tungsten deposit.

Exploration expenditures on the Jersey-Emerald property in fiscal 2007 with the fiscal 2006 comparative figures shown in brackets include the following: assays and analysis – $93,796 ($26,935); drilling - $1,403,533 ($124,987); engineering - $134,196 ($Nil); environmental - $45,859 ($Nil); geological and geophysical – $304,845 ($142,831); travel and accommodation – $88,669 ($7,215); stock-based compensation - $82,224 ($19,730); trenching $23,057 ($Nil); and site activities – $310,165 ($36,494). Acquisition costs of $155,759 ($311,158) were incurred.

RESOURCE CALCULATIONS

In November of 2006, the Company received the completed initial resource calculations for the Tungsten and Molybdenum Zones on the Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons>Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO_3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The details of the report and the total resource may be found on the Company's website: www.sultanminerals.com.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation, potential exists for both tungsten and molybdenum resources on the Jersey property.

The report made a number of recommendations that included completion of a scoping study for the project. The Company hired Wardrop Engineers to complete a scoping study, and received a completed scoping study ("PEA") for the Invincible and Dodger Tungsten Zones on the Jersey-Emerald Tungsten Property in May 2007. The PEA is based on indicated, measured and inferred mineral resources stated above. The assessment has identified a potentially commercial operation at current prices and offers some possibilities of improving the economics substantially. The following steps are suggested in the PEA, with a status update following each step in the proposed work plan:

- A 14,000-foot (4,200-metre) underground diamond drill program designed to expand the presently known Dodger tungsten and molybdenum zones.

This drilling program was completed in June 2007, and a total of 19 holes were completed.

- A 10,000-foot (3,000-metre) surface diamond drill program for the East Emerald and East Dodger tungsten zones.

This program was eventually expanded to 30,000 feet and was completed in November 2007. Assays are announced in news releases when they are received. Assays in general are being received five months after completion of the hole. If necessary, check assays may cause further delays in the release of drilling results.

- Update diamond drill information digitally from the former Emerald Tungsten Mine to evaluate remaining tungsten mineralization.

This program has been completed with all drill logs from the Emerald Mine entered into the mine's digital data base.

- A bulk sampling and metallurgical study on the historic tungsten tailings pond to investigate the potential recovery of tungsten, molybdenum and gold concentrations.

Bulk sampling of the tailings pond has been completed and samples have been sent for metallurgical testing under supervision of Wardrop Engineering.

- A cavity measuring program in the historic Jersey lead-zinc mine to determine potential remnant mineralization followed by an NI 43-101 resource estimate.

In May 2007 Talon Survey Solutions of Calgary, Alberta were contracted to undertake an underground Cavity Measuring Survey of the underground Jersey Lead-Zinc Mine workings. Surveys were completed in the "A" and "F" Lead-Zinc Zones – approximately 5.0% of the total mine workings. The surveys accurately outline the previously mined ore deposits in order that the size and location of remaining lead-zinc mineralization may be determined.

The PEA was completed to a ±35% level of accuracy, considered suitable for this level of study. Wardrop used a three-year average concentrate price for the "base case" financial evaluation. The scheelite concentrate pricing, for the financial evaluation in this study, is based on free market values for ammonium paratungstate (APT).

Discounted APT Concentrate Price	Gravity Concentrate Price (US$/mtu)	Flotation Concentrate Price (US$/mtu)	NPV @ 8% discount rate (Cdn$ million)	IRR (%)	Payback Period (Years)
3 year average	198	172	-23.3	-3.4	n/a
2 year average	245	212	9.8	12.4	4.2
Current	244	211	3.8	9.7	4.5

This preliminary assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The following assumptions were made to develop this preliminary assessment:

- Geological mineralization is continuous between drill holes;
- Existing mine workings have been digitized from previous mine plans and accurately account for the material previously mined out of the orebody;
- The financial evaluation was determined using an economic cutoff grade of 0.233% WO_3.

The Jersey-Emerald Property would produce two scheelite concentrate products:

- Gravity concentrate at a grade of 75% WO_3;
- Flotation concentrate at a grade of 65% WO_3.

The scheelite concentrate may be sold at discounted APT prices. Further understanding on the sale of scheelite concentrate is required. Wardrop recommends the use of a third party to provide further market and contract information in future studies.

There is significant potential for exploration and possible joint venture opportunities on surrounding properties, including:

- Reeves MacDonald Lead-Zinc Property;
- Jackpot Lead-Zinc Deposit;
- Stewart Tungsten and Molybdenum Property;
- Posie Lead-Zinc-Tungsten Claims;
- Molly Property;
- HB Lead-Zinc Property;
- Summit, Ore Hill, and Bonanza Mines.

In July 2007 Sultan engaged Wardrop Engineering to undertake an environmental baseline study on the Jersey-Emerald Property. Sultan is aggressively advancing the development of the Jersey-Emerald project with the objective of re-opening this historic tungsten and lead-zinc producer which was formerly owned and operated by Placer Dome.

The environmental assessment will take approximately 14 months to complete and will primarily cover water quality data and biological sampling including fish, invertebrates and habitat description. In conjunction with this environmental baseline study Wardrop is supervising metallurgical studies that are currently underway on the tungsten and molybdenum mineralization.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures is used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

The Company holds 100% interest in the original Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo of P & L Geological Consultants Ltd.

Exploration expenditures on the Kena property in fiscal 2007, with the fiscal 2006 comparative figures shown in brackets, include the following: assays and analysis – $5,014 ($6,250); drilling – $135,443 ($72,332); geological and geophysical – $20,972 ($11,688); trenching - $136 ($Nil); travel and accommodation - $6,538 ($1,011); and site activities – $3,468 ($7,191). Acquisition costs of $143 ($66,158) were incurred. A write-down relating to the acquisition costs of claims returned to the optionors totalled $72.826 ($110,125).

<u>Recommendations</u>
The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

<u>Copper Zone</u>
The Kena Copper Zone was initially identified in the 1970s with work programs carried out in the 1970s and 1980s by a number of exploration companies including Lacana, Tournigan, Kerr Addison and Noramco. Soil sampling (results of which have now been confirmed by Sultan) identified a large, strong copper geochemical anomaly with associated gold values. **This soil anomaly has dimensions of 2,500 metres in length by an average of 450 metres wide as outlined by the 300 ppm copper contour. Within the anomaly there are numerous soil samples assaying between 1,000 and 5,000 ppm copper.** Accompanying the copper soil geochemistry anomaly is an associated, partially overlapping,

strong cohesive gold geochemical anomaly with dimensions of 1,200 by 200 metres. There are also several smaller gold geochemical anomalies scattered throughout the entire copper anomaly.

Prior work programs included limited trenching and seven wide-spaced diamond drill holes near the north end of the 2.5 kilometre long copper soil anomaly. Results showed broad zones of elevated copper values with an associated gold signature. Typical examples include chip samples collected along the entire length of an 82.0 metre adit, grading 0.16% copper (Lacanex in 1975). A nearby drill hole yielded 0.18% copper over 45 metres (Kerr Addison in 1981). Another drill hole about one kilometre to the northwest yielded 0.27% copper over 51 metres (Kerr Addision in 1981), and a nearby 21-metre trench sample yielded 0.53% copper (Quintana in 1977).

The Kena Copper Zone consists of a body of alkalic porphyry style copper-gold mineralization. It is situated along the border of a large monzodiorite complex. Chalcopyrite and pyrite occur as disseminations, fracture fillings and in quartz veinlets within the intrusive rocks, and as weaker disseminations and fracture fillings in adjacent tuffaceous rocks. The copper mineralization commonly includes malachite. The area has been variably silicified by quartz veins that both cross and follow the foliation. They vary from weak to strong and occur as narrow fracture fillings, weak stockworks or rarely thick veins up to 0.5 metres wide which often contain pyrite and chalcopyrite. The nature of the veining combined with results from analytic data appears to reflect more than one period of emplacement.

In fiscal 2007, Sultan conducted soil geochemical and rock chip sampling surveys over the Kena Copper Zone with encouraging results. Soil samples were taken as a due diligence test within a large (2,500 m by 450 m) copper soil anomaly discovered by previous operators. The soil lines were put in at 200+metre intervals between the historic soil lines which were also spaced 200 metres apart. Rock chip samples were collected from two historic adits located centrally within the Kena Copper Zone. No historical records have been found describing these adits.

Thirteen contiguous 2-metre rock chip samples taken from a short adit showed a 26-metre zone grading 0.51% copper. The best 2-metre chip sample assayed 1.65% copper and 530 ppb gold. During the course of chip sampling a number of grab samples were also collected from cross-cutting quartz veins and mineralized shears. These quartz veins assayed as high as 4.62% copper and 1,033 ppb gold. (See the Company's website for more detailed information on the sampling program.)

<u>Gold Zone</u>

Sultan also received final gold assays for a deep drill hole completed in December. This drill hole, located centrally in the Gold Mountain Zone of the Kena Property, confirms that gold mineralization extends from surface to a hole depth of 435.33 metres (1,428 feet), well below any previous drill intersections.

From bedrock surface to a depth of 435.33 metres, diamond drill hole GM07-01 assays 0.50 g/t gold over a core length of 430.0 metres (1,428 feet). Of particular interest is a 101.27-metre section that averages 0.84 g/t gold from 230.73 to 332.00 metres. This intersection occurs below the level of previous drilling on this target. The hole also contained several higher grade sections including 10.99 g/t gold over 4.0 metres, 9.10 g/t gold over 1.27 metres and 11.26 g/t gold over 2.0 metres.

Results from this recent drilling program are consistent with previous results which demonstrate that the Gold Mountain Zone is host to bulk tonnage, porphyry style, gold mineralization containing narrower, very high-grade gold shoots. The hole cut classic, gold bearing, porphyry style mineralization to a hole depth of 457 metres (1,500 feet) where the hole intersected the unmineralized volcanics that form the east wall of the Gold Mountain Zone. The results suggest that the Gold Mountain Zone which was previously drilled to less than 240 metres depth may extend to much greater depths and be much larger than previously believed.

The focus of the recent drill program was to expand the preliminary gold resource announced in the NI 43-101 report of June 2004. In 2008 Sultan Minerals plans a trenching and drilling program to trace the mineralization to the south where the soil anomaly overlaps the Kena Porphyry Copper Zone. (See News Release of January 29, 2008). Due to the success of both the recent copper exploration program and the Gold Mountain drill program an expanded work program is planned for the Kena property in 2008.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba. The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have 75% of the Trout Claim Group, which are internal to the claims initially forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies each made cash payments of $36,667 and issued 66,667 common shares to the optionor over a 36-month period from July 22, 2004.

1.2.4 Mineral Property Option Payments Due In Fiscal 2008

To maintain its mineral property interests the Company is required to make no cash payments in fiscal 2008, but is scheduled to issue 200,000 common shares in fiscal 2008. This includes the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 averaged US$603.46 per ounce. In 2007 gold averaged US$693.39 per ounce, and increasing to an average price of US$923.41, to April 22, 2008. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, and in 2007 averaged US$29.72 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Current assets	$ 4,361,691	$ 232,237	$ 265,949
Mineral property interests	7,120,104	4,363,937	3,603,949
Other assets	75,138	74,906	109,211
Total assets	11,556,933	4,671,080	3,979,109
Current liabilities	236,718	127,678	233,310
Long-term debt	44,000	123,000	--
Shareholders' equity	11,276,215	4,420,402	3,745,799
Total shareholders' equity and liabilities	11,556,933	4,671,080	3,979,109
Working capital (current assets less current liabilities)	4,124,973	104,559	32,639

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Expenses (recoveries)			
Amortization	$ 2,020	$ 2,435	$ 987
Debt finance adjustment	(14,000)	6,000	--
Legal, accounting and audit	56,428	33,527	20,691
Management and consulting fees	45,000	46,000	35,000
Office and administration	94,339	74,993	80,278
Salaries and benefits	221,429	171,412	131,542
Shareholder communications	263,175	202,301	98,524
Stock-based compensation	677,726	161,322	176,393
Travel and conferences	34,400	43,246	19,413
	1,380,517	741,236	562,828
Property investigations	4,352	873	938
Write-down of mineral property interests	92,736	131,771	319,914
Interest income	(141,173)	(9,479)	(1,719)
Loss before income taxes	(1,336,432)	(864,401)	(881,961)
Income tax (recovery) expense – current	--	--	--
– future income taxes	68,172	103,128	60,554
Loss for the year	$ (1,268,260)	$ (761,273)	$ (821,407)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	80,200,248	58,480,943	48,507,514
Number of common shares issue and outstanding, end of year	100,226,518	62,439,384	52,971,242

1.4 Results of Operations

Sultan incurred a loss of $1,268,260, or loss per share of $0.01 in the year ended December 31, 2007, compared to a loss of $761,273, or loss per share of $0.01 in the year ended December 31, 2006.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $9,479 in fiscal 2006 to $141,173, in fiscal 2007 due to significantly higher cash balances and higher interest rates earned in fiscal 2007 as compared to fiscal 2006.

Expenses

Legal, accounting and audit increased from $33,527 in fiscal 2006 to $56,428 in fiscal 2007. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2006 year end were significantly higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses are significantly higher in fiscal 2007. The fees incurred in the current period include additional audit fees. Audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $30,000 in each fiscal period. In fiscal 2007 consulting fees of $15,000 (2006-$16,000) were paid through LMC Management Services Ltd. to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased slightly from $74,993 in fiscal 2006 to $94,339 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. An additional company shared office premises in Q1 2007, reducing costs in that quarter.

Salaries and benefits have increased from $171,412 in fiscal 2006 to $221,429 in fiscal 2007. Salaries will likely continue to increase as the shortage of qualified professionals in the mining industry is contributing to increased salary and benefits costs.

In fiscal 2006, there was $161,322 in stock-based compensation expense, compared with $677,726 in fiscal 2007. The amount recorded in fiscal 2007 relates to the vested portion of stock options granted pursuant to an investor relations' contract with CHF Investor Communications. In addition, stock-based compensation costs of $24,999 were capitalized to the Jersey-Emerald Property in fiscal 2007 compared to $19,730 in fiscal 2006. The stock options granted on March 29, 2007, were granted as follows: 250,000 options at a price of $0.25; 250,000 options at a price of $0.40, and 250,000 options at a price of $0.60, all with an expiry date of March 29, 2012, and vesting over an 18 month period. These are revalued in each reporting period, using a volatility calculated at the end of each reporting period.

The Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes ("B-S") option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.52%; expected life in years – 5 years; expected volatility – 84%; and a weighted average fair value per option grant of $0.36.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $202,301 in fiscal 2006 to $213,175 in fiscal 2007. The Company utilized the services of Arbutus Enterprises Ltd. $18,000 (2006 - $18,000) and Horng Kher (Marc) Lee $33,000 (2006 - $12,000), and CHF Investor Relations $38,000 (2006 - $Nil). Other shareholder activities consist of web site maintenance, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

The Company also granted 750,000 stock options to for investor relations services, 250,000 at a price of $0.25, 250,000 at a price of $0.40, and 250,000 at a price of $0.60, with an expiry date of March 29, 2012. The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions: risk free interest rate – 4.0%; expected life in years – 1.5, and expected volatility of 72%. The fair value per option at the time of grant was $0.07, $0.04 and $0.02 for the options granted at prices of $0.25, $0.40 and $0.60, respectively.

Travel and conference expenses have decreased from $43,246 in fiscal 2006 to $34,400 in fiscal 2007. A conference was attended in Colorado in fiscal 2006, in addition to travel costs to the Prospectors and Developers Conference in Toronto, which has attendees annually.

Property investigation costs have increased from $873 in fiscal 2006 to $4,352 in fiscal 2007. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2006, $21,646 incurred in exploration costs related to the Coripampa party was written off. In fiscal 2007, $92,736 incurred in costs related to the Silver King claims at the Kena property was written off.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $68,172 in fiscal 2007.

The Company also renounced flow through expenditures in fiscal 2006, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property, British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,893	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,069	176,267	$0.00
Fourth Quarter	92,223	272,419	21	--	166,162	272,651	$0.01
2007							
First Quarter	1,179	395,279	--	--	217,812	139,458	$0.00
Second Quarter	671	715,262	14,670	--	249,664	275,265	$0.00
Third Quarter	7,888	688,297	20,416	--	369,930	355,251	$0.00
Fourth Quarter	161,976	843,265	--	--	543,111	498,286	$0.01

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2007, Sultan's working capital, defined as current assets less current liabilities, was $4,124,972, compared with working capital of $104,559 at December 31, 2006. The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At December 31, 2007, Sultan had capitalized $7,120,104 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the year ended December 31, 2007, Sultan's expenditures included $2,848,903 on the acquisition and exploration of its mineral property interests compared to $891,759 in the year ended December 31, 2006. A write-down of $92,736 relating to the Silver King claims forming part of the Kena Property was incurred in fiscal 2007, compared to a write-down of mineral property interests by $131,771 in fiscal 2006.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 was paid in cash and 200,000 common shares were issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (200,000 issued); on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at October 2, 2007, of $0.305 (December 31, 2006 - $0.175). Any gain or loss resulting from the difference between the recorded value of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2007, was a gain of $14,000, compare to an expense of $6,000 in the year ended December 31, 2006.

1.7 Capital Resources

During the year ended December 31, 2007, the Company completed:

(i) a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

(ii) a non-brokered private placement in two tranches for an aggregate 16,523,864 units for gross proceeds of $3,635,250. Each issued unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants and

November 28, 2008, for 2,523,182 of the share purchase warrants. The Company paid a cash finder's fee of $271,700 (equal to 8% of the gross proceeds received) and issued 1,235,000 non-transferable finder's warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants. The total value attributed to each of the share purchase warrants was $0.03. The compensation warrants were valued at $0.07. All warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.95%; volatility factor of 75.20%; and an average expected life of the warrants of eighteen months.

(iii) a non-brokered private placement of 3,803,000 units at a price of $0.35 per unit for gross proceeds of $1,331,050. Each unit was comprised of one flow-through common share and one non-transferable non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share at an exercise price of $0.50 per share until December 18, 2009. However, if the Company's common shares trade on the TSX Venture Exchange at or above $0.60 per common share for 20 consecutive trading days, the Company has the option to accelerate the expiration of the warrant by providing notice in writing to the holder of the warrants, whereby the warrants will expire within 30 days from the date of such written notice. The Company paid cash finder's fees totalling $89,404, equal to 8% of the gross proceeds received by it from the sale of units arranged by arm's length finders (the "Finders"), and also issued to such Finders non-transferable warrants (the "Finder's Warrants") to purchase up to 319,300 common shares (the "Finder's Warrant Shares") equal to 10% of the aggregate number of units sold to eligible investors arranged by such Finder. Each Finder's Warrant issued in relation to the sale of units is exercisable to acquire a Finder's Warrant Share at a price of $0.50 per share until December 18, 2009. However, if the Company's common shares trade at or above $0.60 per share for 20 consecutive trading days, the Company has the option to accelerate the expiration of the Finder's Warrants by providing notice in writing to the Finders, whereby the Finder's Warrant will expire within 30 days from the date of such written notice. The total value attributed to each of the share purchase warrants was $0.07. The Finders Warrants were valued at $0.06. All warrants and Finders Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 4.08%; volatility factor of 79.33%; and an average expected life of the warrants of two years.

In 2007, the Company issued 3,803,000 flow-through shares ("FTS") for gross proceeds of $1,331,050. Under the FTS agreements, the Company agreed to renounce $1,331,050 of qualifying expenditures to the investors effective December 31, 2007, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2008.

The Company has estimated that the future income taxes recorded at the time of renunciation will be approximately $359,384. Consequently, subsequent to the year ended December 31, 2007, the Company will recognize a reduction in share capital and a recovery of future income taxes of approximately $359,384.

In 2006, the Company issued 1,110,000 flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company agreed to renounce $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007.

During fiscal 2007, 1,099,750 stock options were exercised at prices ranging from $0.10 to $0.17, 4,866,229 warrants were exercised at prices ranging from $0.15 to $0.35, and 1,722,625 agent's warrants were exercised at prices ranging from $0.12 to $0.25, to provide $1,428,886 to the treasury.

Subsequent to December 31, 2007, and up to the date of this report, 1,341,500 share purchase warrants were exercised at a price of $0.17, 4,700 agent's warrants were exercised at a price of $0.17, 9,400 agent's warrants were exercised at a price of $0.12, and 168,750 stock options were exercised at prices ranging from $0.10 to $0.17. The Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013.

The Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using a B-S option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.52%; expected life in years – 5 years; expected volatility – 84%; and a weighted average fair value per option grant of $0.36.

The Company also granted 750,000 stock options for investor relations services, 250,000 at a price of $0.25, 250,000 at a price of $0.40, and 250,000 at a price of $0.60, with an expiry date of March 29, 2012. The fair value of the stock options granted was estimated on the date of grant using a B-S option-pricing model with the following weighted average assumptions: risk free interest rate – 4.0%; expected life in years – 1.5, and expected volatility of 72%. The fair value per option at the time of grant was $0.07, $0.04 and $0.02 for the options granted at prices of $0.25, $0.40 and $0.60, respectively.

The Company granted 3,000,000 stock options to directors, officers, employees and consultants at a price of $0.29, exercisable until October 23, 2012. The fair value of each stock option granted is estimated on the date of grant using a B-S option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.18%; expected life in years – 5 years; expected volatility – 82.18%; and a weighted average fair value per option grant of $0.20.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at December 31, 2007, and December 31, 2006, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:		Years ended December 31, 2007		2006
LMC Management Services Ltd. (a)	$	429,594	$	349,658
Lang Mining Corporation (b)		30,000		30,000
Kent Avenue Consulting Ltd. (c)		15,000		16,000

Balances receivable from (f):		December 31, 2007		December 31, 2006
LMC Management Services Ltd.	$	74,208	$	49,353
Directors and officers		828		2,022
		75,036		51,375
Balances payable to (f):				
Directors and officers	$	420	$	--

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) The Company has a balance receivable of $828 from listed companies with directors and officers in common for shared expenses incurred during the year. The expenses were reimbursed subsequent to December 31, 2007.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

	Three months ended December 31, 2007	2006
Expenses		
Amortization	$ 505	$ 675
Debt finance adjustment	--	6,000
Legal, accounting and audit	7,812	14,721
Management and consulting fees	11,000	10,500
Office and administration	32,442	13,989
Salaries and benefits	21,796	26,192
Shareholder communications	67,691	50,289
Stock-based compensation	394,705	44,684
Property investigations	233	318
Travel	7,160	(888)
Write-down of mineral property interests	--	110,125
Interest and other income	(45,058)	(3,954)
	498,286	272,651
Loss for the period	(498,286)	(272,651)
Loss per share, basic and diluted	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding during the period	96,361,144	61,867,547

Legal, accounting and audit expense decreased from $14,721 in Q4 2006 to $7,812 in Q4 2007. Audit fees have been accrued evenly over fiscal 2007, and no additional legal work in Q4 2007 contributed to the decrease.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter. Consulting fees of $3,500 (Q4 2006 - $3,000) were paid to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.

Office and administration costs increased from $13,989 in Q4 2006 to $32,442 in Q4 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company, on a full cost recovery basis.

Salaries and benefits, allocated on a full cost recovery basis, have decreased from $26,192 in Q4 2006 to $21,796 in Q4 2007.

Stock-based compensation of $394,705 primarily relates to stock options granted in the third and fourth quarters of fiscal 2007, compared to $44,684 for stock-based compensation related to options vested in Q4 2006.

Shareholder communications have increased from $50,289 in Q4 2006 to $67,691 in Q4 2007. The Company utilized the services of two investor relations' consultants in Q4 2006 and in Q4 2007. Fees are paid to Arbutus Enterprises Ltd. ($6,000 each period) and Mr. Horng Kher (Marc) Lee - $15,000 (Q4

2006 - $9,000). In fiscal 2007, the Company began utilizing the services of CHF Investor Relations at a rate of $7,500 per month. There was no comparative expenditure in Q4 2006. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Mineral property interests were written off totalling $110,125 in Q4 2006 relating to the Athabasca claims and the Cleopatra, Princess and Cariboo claims, with no comparative write-down in Q4 2007.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at December 31, 2007, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

Financial Instruments – Recognition and Measurement.

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments and comprehensive income Investments and comprehensive income

Financial instruments – recognition and measurement.

The Company accounts for its portfolio investments as long-term investments. Section 1530 – "Comprehensive Income" of the Canadian Institute of Chartered Accountants Handbook ("CICA") is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in income (loss) and realized.

Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from the earnings or loss and reported as other comprehensive income or loss.

Comprehensive income and transition adjustment to opening balance

The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized loss on the available-for-sale securities for the year ended December 31, 2007, was $1,487, which is reported in the current year. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transactions Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC 166 effective December 31, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

1.14 Financial Instruments and Other Instruments

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available-for-sale.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the year ended December 31, 2007.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 24, 2008, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

101,750,868 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,379,000	$0.15	July 6, 2009
250,000	$0.25	March 29, 2012
250,000	$0.40	March 29, 2012
250,000	$0.60	March 29, 2012
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
12,498,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
775,000	$0.30	May 30, 2008**
291,237	$0.25	October 18, 2008
9,185,000	$0.25	January 11, 2009
289,750*	$0.16	January 11, 2009
289,750	$0.25	January 11, 2009
5,738,750	$0.30	November 10, 2008
918,200	$0.30	November 10, 2008
2,523,182	$0.30	November 10, 2008
316,800	$0.30	November 10, 2008
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
24,449,969		

* Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.

**Extended to May 30, 2008, from May 30, 2007

The Company's board of directors and the shareholders approved the adoption of a Shareholder Rights

Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICRF as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

SULTAN MINERALS INC.
(an exploration stage company)
FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

Management's Responsibility for Financial Reporting

The accompanying financial statements of Sultan Minerals Inc. ("the Company") have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of two independent directors and the Chairman of the Company, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Morgan and Company, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.

Arthur G. Troup
President and Chief Executive Officer

Shannon Ross
Chief Financial Officer

Vancouver, British Columbia, Canada
April 24, 2008

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2007 and 2006 and the statements of operations and deficit, comprehensive loss, shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 24, 2008

"Morgan & Company"
Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2007 and 2006

	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash	$ 1,022,700	$ 31,819
Short-term investment	3,095,000	113,000
Accounts receivable	140,579	27,181
Due from related parties (Note 10)	75,036	51,375
Prepaid expenses	28,376	8,862
	4,361,691	232,237
Deferred share issue costs	--	15,416
Mineral property interests (see schedule) (Notes 5 and 13)	7,120,104	4,363,937
Investments (Note 6)	2,896	3,914
Equipment (Note 7)	49,022	17,470
Reclamation deposits	23,220	38,106
	$ 11,556,933	$ 4,671,080
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 183,298	$ 92,678
Due to related parties (Note 10)	420	--
Current portion of long-term debt	53,000	35,000
	236,718	127,678
Long-term debt (Note 8)	44,000	123,000
Total liabilities	280,718	250,678
Shareholders' equity		
Share capital (Note 9)	22,050,752	15,575,946
Warrants	1,166,158	182,985
Contributed surplus	1,297,390	630,278
Deficit	(13,237,067)	(11,968,807)
Accumulated other comprehensive loss (Note 6)	(1,018)	--
	11,276,215	4,420,402
	$ 11,556,933	$ 4,671,080

Commitments and subsequent events (Notes 5 and 12)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
For the years ended December 31, 2007 and 2006

	Years ended December 31, 2007	2006
Expenses		
Amortization	$ 2,020	$ 2,435
Debt finance adjustment (Note 8)	(14,000)	6,000
Legal, accounting and audit	56,428	33,527
Management and consulting fees	45,000	46,000
Office and administration	94,339	74,993
Salaries and benefits	221,429	171,412
Shareholder communications	263,175	202,301
Stock-based compensation	677,726	161,322
Travel and conferences	34,400	43,246
Loss before the following	1,380,517	741,236
Property investigations	4,352	873
Write-down of mineral property interests (Notes 5 (a) and 13)	92,736	131,771
Interest and other income	(141,173)	(9,479)
Loss before income taxes	(1,336,432)	(864,401)
Income tax recovery (expense) – current	--	--
– future income taxes	68,172	103,128
	68,172	103,128
Loss for the year	(1,268,260)	(761,273)
Deficit, beginning of year	(11,968,807)	(11,207,534)
Deficit, end of year	$ (13,237,067)	$ (11,968,807)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	86,200,248	58,480,943
Number of common shares issued and outstanding, end of year	100,226,518	62,439,384

Statements of Comprehensive Loss

	Years ended December 31, 2007	2006
Loss for the year before other comprehensive loss	$ (1,268,260)	$ (761,273)
Unrealized losses on investments	(1,487)	--
Comprehensive loss	$ (1,269,747)	$ (761,273)

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Years ended December 31, 2007 and 2006

	Common Shares Without Par Value				Accumulated		
	Shares	Amount	Warrants	Contributed Surplus	Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2005	52,971,242	$ 14,503,631	$ 2,304	$ 447,398	$ –	$ (11,207,534)	$ 3,745,799
Issued for cash							
Private placement at $0.12, less share issue costs	4,200,000	319,824	116,304	--	–	--	436,128
Private placement at $0.20	2,000,000	360,559	39,441	--	–	--	400,000
Private placement at $0.18, less share issue costs	1,110,000	179,731	5,000	--	–	--	184,731
Private placement at $0.16, less share issue costs	1,812,725	250,650	22,468	--	–	--	273,118
Stock options exercised	10,000	1,476	–	(476)	--	--	1,000
Warrants exercised	12,500	1,875	--	--	--	--	1,875
Agent's warrants exercised	2,500	528	(228)	--	--	--	300
Issued for mineral property interests and other							
Cariboo claims	25,000	4,500	--	--	--	--	4,500
Daylight claim group	43,750	7,875	--	--	--	--	7,875
Jersey – Emerald property	200,000	38,000	--	--	--	--	38,000
Kena claims	35,000	7,175	--	--	--	--	7,175
Stephens Lake – Trout	16,667	3,250	--	--	--	--	3,250
Income tax effect of renunciation of flow-through expenditures	--	(103,128)	--	--	--	--	(103,128)
Warrants expired unexercised	--	--	(2,304)	2,304	--	--	--
Stock-based compensation	--	--	–	181,052	--	--	181,052
Loss for the year	--	--	--	--	--	(761,273)	(761,273)
Balance, December 31, 2006	62,439,384	15,575,946	182,985	630,278	–	(11,968,807)	4,420,402
Issued for cash							
Private placement at $0.16, less share issue costs	9,375,000	920,314	405,032	--	–	--	1,325,346
Private placement at $0.22, less share issue costs	16,523,864	2,830,715	511,895	--	–	--	3,342,610
Private placement at $0.35 less share issue costs	3,803,000	966,150	253,388	--	–	--	1,219,538
Stock options exercised	1,099,750	239,426	--	(92,838)	–	--	146,588
Warrants exercised	4,866,229	1,044,539	(65,267)	--	--	--	979,272
Agent's warrants exercised	1,722,625	424,901	(121,875)	--	--	--	303,026
Issued for mineral property interests and other							
Surface rights – Jersey-Emerald property	380,000	109,850	–	--	--	--	109,850
Stephens Lake – Trout	16,666	7,083	--	--	--	--	7,083
Income tax effect of renunciation of flow-through expenditures	--	(68,172)	--	--	–	--	(68,172)
Stock-based compensation	--	--	--	759,950	--	--	759,950
Transition adjustment to opening balance	--	--	--	--	469	--	469
Unrealized losses on investments for the year	--	--	–	--	(1,487)	--	(1,487)
Loss for the year	--	--	--	--	--	(1,268,260)	(1,268,260)
Balance, December 31, 2007	100,226,518	$ 22,050,752	$ 1,166,158	$ 1,297,390	$ (1,018)	$ (13,237,067)	$ 11,276,215

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
For the years ended December 31, 2007 and 2006

		Years ended December 31, 2007		2006
Cash provided by (used for)				
Operations				
Loss for the year	$	(1,268,260)	$	(761,273)
Items not involving cash				
Amortization		2,020		2,435
Debt financing adjustment		(14,000)		6,000
Stock-based compensation		677,726		161,322
Recovery of future income taxes		(68,172)		(103,128)
Write-down of mineral property interests		92,736		131,771
Changes in non-cash operating working capital				
Accounts receivable		(113,397)		(8,952)
Due to/from related parties		(23,241)		(9,052)
Prepaid expenses		(19,514)		(2,114)
Accounts payable and accrued liabilities		31,484		7,352
		(702,618)		(575,639)
Investing				
Mineral property interests				
Acquisition costs		(106,385)		(181,095)
Exploration and development costs		(2,497,008)		(592,418)
Purchase of short-term investments		(2,982,000)		(300,000)
Short-term investments redeemed		--		187,000
Reclamation deposits		14,886		--
Equipment		(50,144)		(4,476)
		(5,620,651)		(890,989)
Financing				
Common shares issued for cash, net of share issue costs		7,314,150		1,299,798
Increase (decrease) in cash during the year		990,881		(166,830)
Cash, beginning of year		31,819		198,649
Cash, end of year	$	1,022,700	$	31,819
Supplemental information				
Stock-based compensation capitalized to mineral properties	$	82,224	$	19,730
Shares issued for mineral property interests		116,933		60,800
Non-cash share issue costs		177,271		62,260
Long-term debt issued for mineral property interests		--		158,000

See accompanying notes to financial statements.

1. Going concern and nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital, as at December 31, 2007, of $4,124,973 (2006 – $104,559) and an accumulated deficit of $13,237,067 (2006 – $11,968,807).

The Company has capitalized $7,120,104 (2006 - $4,363,937) in acquisition and related costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

The Company will continually require external funding to finance further exploration and development work on its mineral properties, but currently has sufficient funds to complete its current exploration programs and for general working capital. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

2. Significant accounting policies (continued):

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year's presentation. These reclassifications have had no impact on previously reported total current assets, total assets or results of operations and do not affect previously reported cash flows from financing activities.

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value which approximates cost.

Interest from short-term investments is recorded on an accrual basis.

Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative method of determining fair value. When it is determined that a mineral property is impaired, it is written down to an estimated value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "*Impairment of Long-Lived Assets*".

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

2. Significant accounting policies (continued):

Mineral property interests (continued)

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage and the Company has no asset retirement obligations.

Equipment

Equipment, comprised of office, computer and field and mining equipment, is recorded at cost. Depreciation is calculated on a straight-line basis over periods ranging from two to five years.

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

2. Significant accounting policies (continued):

Stock-based compensation and warrants

The Company recognizes stock-based compensation expense and warrants at an estimated fair value pursuant to CICA Handbook, section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for stock options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes ("B-S") options pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the B-S option pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock-based compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then recorded as share capital.

Variable interest entities

The Company accounts for variable interest entities ("VIE") in accordance with CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.

Loss per share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted loss per share is calculated by the treasury stock method. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

3. **Changes in accounting policies:**

Financial Instruments – recognition and measurement

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.

The Company accounts for its portfolio investments as long-term investments. Section 1530 – "*Comprehensive Income*" of the CICA Handbook is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities, which are not included in income (loss) and realized.

Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from the earnings or loss and reported as other comprehensive income or loss.

Comprehensive income and transition adjustment to opening balance

The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available-for-sale securities from purchase to December 31, 2006, was $469, which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized loss on the available-for-sale securities for the year ended December 31, 2007, was $1,487, which is reported in the current year. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Investments available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. All of the Company's investments have been designated as available for sale.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transactions Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC 166 effective December 31, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC 166 and determined that no adjustments are currently required.

4. New accounting pronouncements:

Capital disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard, the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it completed with any externally imposed capital requirements to which it is subject; and (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company manages its common shares, options and warrants as capital. As the Company is in the exploration state, its principal source of funds is from the issuance of common shares. It is the Company's objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

The Company is listed on the TSX Venture Exchange. The TSX Venture Exchange imposes certain capital requirements prior to listing; however, there are no ongoing capital requirements to remain listed on the TSX Venture Exchange.

Financial instruments disclosures

CICA Handbook Section 3862, *"Financial Instruments – Disclosures"*, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financials instruments for the company's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. The section requires specific disclosures to be made, including the criteria for (i) designating financial assets and liabilities as held for trading: (ii) designating financial assets as available-for-sale; and (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used. This standard is effective for interim and annual financial statements beginning on January 1, 2008.

As of December 31, 2007, the Company's carrying values of cash, short-term investments, accounts receivable, and accounts payable approximate their fair market values.

<u>Credit risk</u>
Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable. The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

<u>Currency risk</u>
As at December 31, 2007, most of the Company's cash and short-term investments were held in Canadian dollars. The Company's functional and reporting currency is the Canadian dollar. The Company's currency risk is nominal, as cash balances kept in United States dollars are nominal and are used for nominal expenditures in that currency.

4. New accounting pronouncements (continued):

Interest rate risk
Included in the loss for the year in these financial statements is interest income on Canadian dollar cash and short-term investments. If interest rates throughout the year had been 10 basis points (0.1%) lower (higher), then the loss for the year would have been less than $500 higher (lower), which would have had no effect on the operations of the Company.

Liquidity risk
The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.

Market risks
The significant market risks to which the Company is exposed are commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk
The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, tungsten, molybdenum, copper and zinc, all commodities that are in the two significant mineral property interests held by the Company.

General standards on financial statement presentation

CICA Handbook section 1400, *"General Standards on Financial Statement Presentation"*, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles ("GAAP") with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

5. **Mineral property interests (continued):**

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Kena Claims
The Company holds 100% of the original Kena Property claims. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Silver King Claim Group
The Company held an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties, located contiguous to the Kena Claims. During the year ended December 31, 2007, the Company returned the Silver King claims, a portion of the Kena Property, to the optionor for a write-down of $92,736.

Daylight Claim Group
The Company holds 87.5% of the Daylight Claim Group, consisting of 8 crown grants. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

Great Western Claim Group
The Company acquired 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property by making cash payments of $20,000 and issuing 356,250 common shares. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Tough Nut Claim Group
The Company holds 100% in three Tough Nut Claim Group claims, located on the north end of the Kena Property. The claims are subject to a 3.0% NSR from gold and silver. The Company has the right to purchase 66⅔% of the NSR from the optionors for $2,000,000 at any time prior to commencement of commercial production.

Starlight Claim Group
The Company holds 100% of 4 claim units, known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property. The property is subject to a 1.0% NSR from production of gold and silver and other metals. The Company has the right to purchase the NSR for $1,000,000 on commencement of commercial production.

5. Mineral property interests (continued):

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders. Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2.0% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

In June 2006, the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 8 – Long-term debt).

In November 2006, the Company acquired the surface rights on a section of the Jersey Claim Group at a cost of $100,000, inclusive of the initial option payment made on the property.

The Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land. Under the terms of the Agreement, the Company made a single cash payment of $50,000 and issued 150,000 common shares to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

The Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22 acres of land. Under the terms of the agreement, the Company made a single cash payment of $18,100 and issued 30,000 common shares to the sellers.

Invincible Tungsten Mine
The Company acquired a 100% interest in the now decommissioned 7.4-hecare Invincible Tungsten Mine located south of Salmo, British Columbia. Under the agreement, the Company paid $3,000 and issued 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study and by the payment of advance royalties of $3,000 per annum, commencing in 2010.

5. Mineral property interests (continued):

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies each made cash payments of $36,667 and issued 66,667 common shares to the optionor over a 36-month period from July 22, 2004.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make no cash payments in fiscal 2008, but is scheduled to issue 200,000 common shares in fiscal 2008. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

6. Investments:

Name of Company	Number of Shares	Book Value December 31, 2007	Accumulated Unrealized Holding Gains (Losses)	Carrying Value
Emgold Mining Corporation (Note 10(d))	15,652	$ 3,913	$ (1,018)	$ 2,895
LMC Management Services Ltd. (Note 10(a))	1	1	--	1
		$ 3,914	$ (1,018)	$ 2,896

Name of Company	Number of Shares	Book Value December 31, 2006
Emgold Mining Corporation	15,652	$ 3,913
LMC Management Services Ltd.	1	1
		$ 3,914

Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings or losses and reported as other comprehensive income or loss. LMC Management Services Ltd. is not designated as available for sale. The quoted market value of Emgold Mining Corporation as at December 31, 2006, was $4,383.

7. Equipment:

	Cost	Accumulated Amortization	Net Book Value 2007	Cost	Accumulated Amortization	Net Book Value 2006
Office equipment	$ 3,283	$ 1,824	$ 1,459	$ 3,283	$ 729	$ 2,554
Computer equipment	11,856	7,347	4,509	7,357	5,814	1,543
Field and mining equipment	49,614	19,685	29,929	18,969	5,596	13,373
Vehicles	15,000	1,875	13,125	--	--	--
	$ 79,753	$ 30,731	$ 49,022	$ 29,609	$ 12,139	$ 17,470

8. Long-term debt:

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 5 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and on June 1, 2009, up to 200,000 common shares.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The current portion of the mortgage payable is estimated by the number of shares to be issued in June 2008 and valued using the closing market price for the common shares of the Company at December 31, 2007, of $0.265 (December 31, 2006 - $0.175). Any gain or loss resulting from the difference between the recorded prices of the common shares issued and the Valuation Date is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2007, was a gain of $14,000, compare to an expense of $6,000 in the year ended December 31, 2006.

	December 31, 2007	December 31, 2006
Long-term debt, opening balance	$ 158,000	$ 200,000
Less cash payment	--	(10,000)
Less payments made in common shares on valuation date	(61,000)	(32,000)
Long-term debt, end of period	97,000	158,000
Current portion of long-term debt	$ 53,000	$ 35,000

9. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the year ended December 31, 2007, the Company completed:

(i) a brokered private placement of 9,375,000 units at a price of $0.16 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until January 11, 2009, at an exercise price of $0.25 per share. Non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 937,500 agent's unit warrants were issued. Each agent's unit warrant is exercisable at a price of $0.16 until January 11, 2009, to receive one common share and one-half of one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.25 until January 11, 2009, to receive one additional common share. The total value attributed to each of the share purchase warrants on the non-flow-through shares was $0.04. The share purchase warrants and compensation warrants were valued at a combined value of $0.12. All warrants were valued using a Black-Scholes ("B-S") pricing model using the following assumptions: weighted average risk free interest rate of 3.96%; volatility factor of 76.88%; and an average expected life of the warrants of two years.

(ii) a non-brokered private placement in two tranches for an aggregate of 16,523,864 units for gross proceeds of $3,635,250. Each issued unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant issued entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 5,738,750 of the share purchase warrants, and November 28, 2008, for 2,523,182 of the share purchase warrants. The Company paid a cash finder's fee of $271,700 (equal to 8% of the gross proceeds received) and issued 1,235,000 non-transferable finder's warrants equal to 8% of the aggregate number of unit sales arranged by an arm's length finders. Each finder's warrant is exercisable to acquire a finder's warrant share, at a price of $0.30 per share for a period of 18 months, expiring November 11, 2008, for 918,200 of the finder's warrants, and November 28, 2008, for 316,800 of the finder's warrants. The total value attributed to each of the share purchase warrants was $0.03. The compensation warrants were valued at $0.07. All warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 3.95%; volatility factor of 75.20%; and an average expected life of the warrants of eighteen months.

9. Share capital (continued):

(iii) a non-brokered private placement of 3,803,000 units at a price of $0.35 per unit for gross proceeds of $1,331,050. Each unit was comprised of one flow-through common share and one non-transferable non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share at an exercise price of $0.50 per share until December 18, 2009. However, if the Company's common shares trade on the TSX Venture Exchange at or above $0.60 per common share for 20 consecutive trading days, the Company has the option to accelerate the expiration of the warrant by providing notice in writing to the holder of the warrants, whereby the warrants will expire within 30 days from the date of such written notice. The Company paid cash finder's fees totalling $89,404, equal to 8% of the gross proceeds received by it from the sale of units arranged by arm's length finders (the "Finders"), and also issued to such Finders non-transferable warrants (the "Finder's Warrants") to purchase up to 319,300 common shares (the "Finder's Warrant Shares") equal to 10% of the aggregate number of units sold to eligible investors arranged by such Finder. Each Finder's Warrant issued in relation to the sale of units is exercisable to acquire a Finder's Warrant Share at a price of $0.50 per share until December 18, 2009. However, if the Company's common shares trade at or above $0.60 per share for 20 consecutive trading days, the Company has the option to accelerate the expiration of the Finder's Warrants by providing notice in writing to the Finders, whereby the Finder's Warrant will expire within 30 days from the date of such written notice. The total value attributed to each of the share purchase warrants was $0.07. The Finder's Warrants were valued at $0.06. All warrants and Finder's Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate of 4.08%; volatility factor of 79.33%; and an average expected life of the warrants of two years.

(c) Flow-through shares

In 2007, the Company issued 3,803,000 flow-through shares ("FTS") for gross proceeds of $1,331,050. Under the FTS agreements, the Company agreed to renounce $1,331,050 of qualifying expenditures to the investors effective December 31, 2007, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2008.

The Company has estimated that the future income taxes recorded at the time of renunciation will be approximately $359,384. Consequently, subsequent to the year ended December 31, 2007, the Company will recognize a reduction in share capital and a recovery of future income taxes of approximately $359,384.

In 2006, the Company issued 1,110,000 flow-through shares ("FTS") for gross proceeds of $199,800. Under the FTS agreements, the Company renounced $199,800 of qualifying expenditures to the investors effective December 31, 2006, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2007.

The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $68,172. Consequently, in the year ended December 31, 2007, the Company recognized a reduction in share capital and a recovery of future income taxes of $68,172.

9. Share capital (continued):

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 14,736,201 common shares. The following table summarizes information about the stock options outstanding at December 31, 2007:

Weighted Average Exercise Price	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life
$0.10	1,575,000	2.4 years
$0.15	2,454,000	1.5 years
$0.17	2,518,750	3.5 years
$0.25	250,000	4.2 years
$0.40	250,000	4.2 years
$0.60	250,000	4.2 years
$0.45	2,360,500	4.6 years
$0.29	2,876,250	4.8 years
$0.25	12,534,500	3.52 years

The Company granted 2,440,000 stock options at a price of $0.45, expiring July 20, 2012, to directors, officers, employees and consultants, vesting pursuant to the terms of the Company's stock option plan. The fair value of each stock option granted is estimated on the date of grant using a B-S option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.52%; expected life of 5 years; expected volatility – 84%; and a weighted average fair value per option grant of $0.29.

The Company granted 750,000 stock options for investor relations services, 250,000 at a price of $0.25, 250,000 at a price of $0.40, and 250,000 at a price of $0.60, with an expiry date of March 29, 2012. The fair value of the stock options granted is estimated on the date of grant using a B-S option-pricing model with the following weighted average assumptions: risk free interest rate – 4.0%; expected life of 1.5 years, and expected volatility of 72%. The fair values per option at the time of grant were $0.07, $0.04 and $0.02 for the options granted at prices of $0.25, $0.40 and $0.60, respectively.

The Company granted 3,000,000 stock options to directors, officers, employees and consultants at a price of $0.29, exercisable until October 23, 2012. The fair value of each stock option granted is estimated on the date of grant using a B-S option-pricing model with weighted average assumptions as follows: risk-free interest rate – 4.18%; expected life of 5 years; expected volatility – 82.18%; and a weighted average fair value per option grant of $0.20.

9. Share capital (continued):

(d) Stock options (continued)

A summary of the changes in stock options for the years ended December 31, 2007 and 2006 is presented below:

	Options	Weighted Average Exercise Price
Balance, December 31, 2005	7,047,000	$0.19
Granted	2,650,000	$0.17
Exercised	(10,000)	$0.10
Expired	(1,326,000)	$0.31
Balance, December 31, 2006	8,361,000	$0.16
Granted	6,190,000	$0.37
Exercised	(1,099,750)	$0.13
Expired and cancelled	(916,750)	$0.33
Balance, December 31, 2007	12,534,500	$0.25
Balance, vested, December 31, 2007	7,803,063	$0.19

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using the B-S option-pricing model with weighted average assumptions, is as follows:

	Years ended December 31,	
	2007	2006
Risk free interest rate	4.01% to 4.52%	4.02%
Expected life (years)	1.5 years to 5 years	3 years
Expected volatility	72% to 84%	81%
Weighted average fair value per option grant	$0.02 to $0.29	$0.09

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

9. Share capital (continued):

(e) Share purchase warrants

As at December 31, 2007, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,350,000	$0.17	February 28, 2008
10,250	$0.12	February 28, 2008
5,125*	$0.17	February 28, 2008
775,000	$0.30	May 30, 2008***
291,237	$0.25	October 18, 2008
9,185,000	$0.25	January 11, 2009
289,750**	$0.16	January 11, 2009
289,750	$0.25	January 11, 2009
5,738,750	$0.30	November 10, 2008
918,200	$0.30	November 10, 2008
2,523,182	$0.30	November 10, 2008
316,800	$0.30	November 10, 2008
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
25,815,344		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is then exercisable until February 28, 2008 at a price of $0.17.
** Underlying agent's warrants, exercisable at $0.16 to receive one share and one half-warrant. Each full warrant is then exercisable until January 11, 2009 at a price of $0.25.
***Extended to May 30, 2008, from May 30, 2007

During the year ended December 31, 2007, 4,866,229 warrants were exercised at prices ranging from $0.15 to $0.30, and 1,722,625 agent's warrants were exercised at prices ranging from $0.12 to $0.25. During the year ended December 31, 2007, the Company extended the expiry date of 887,500 warrants by one year from May 30, 2007, to May 30, 2008.

(f) Shareholder rights plan

The Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification. Effective as of October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

10. Related party transactions and balances:

Services rendered and reimbursement of expenses:	Years ended December 31, 2007	2006
LMC Management Services Ltd. (a)	$ 429,594	$ 349,658
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd. (c)	15,000	16,000

Balances receivable from (f):	December 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 74,208	$ 49,353
Directors and officers	828	2,022
	75,036	51,375
Balances payable to (f):		
Directors and officers	$ 420	$ --

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) The Company's investments include shares in a listed company with a common director and officer.

(e) The Company has a balance receivable of $828 from listed companies with directors and officers in common for shared expenses incurred during the year. The expenses were reimbursed subsequent to December 31, 2007.

(f) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Years ended December 31, 2007 and 2006

11. Income taxes:

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006
Statutory tax rate	34.12%	34.12%
Loss before future income taxes for the year	$ (1,336,432)	$ (864,401)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(455,991)	(294,934)
Non-deductible and permanent differences	200,958	26,424
Tax benefits not recognized	255,033	268,510
Tax benefits on renunciation of flow-through expenditures	(68,172)	(103,128)
Future income tax expense (recovery)	$ (68,172)	$ (103,128)

The significant components of the Company's future tax assets (liability) are as follows:

	2007	2006
Temporary difference in value for mineral property interests	$ 2,754,950	$ 2,700,055
Capital losses carried forward	11,364	4,857
Operating losses carried forward	1,165,778	987,685
Other future tax assets	200,411	71,884
Valuation allowance for future tax assets	(4,132,503)	(3,764,481)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $3,416,699 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2008	216,075
2009	354,093
2010	444,919
2014	539,592
2015	488,929
2026	625,635
2027	747,456

The Company has resource pools of approximately $15,194,401 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

12. Subsequent events:

Subsequent to December 31, 2007,

(a) 1,341,500 share purchase warrants were exercised at a price of $0.17, 4,700 agent's warrants were exercised at a price of $0.17, 9,400 agent's warrants were exercised at a price of $0.12, and 168,750 stock options were exercised at prices ranging from $0.10 to $0.17.

(b) The remaining 8,500 warrants exercisable at $0.17 expired unexercised, 850 agent's warrants exercisable at $0.12, expired unexercised and 425 underlying agent's warrants exercisable at $0.17, expired unexercised. In addition 67,750 stock options, exercisable at prices of $0.29 and $0.45, expired unexercised.

(c) 200,000 stock options were granted to consultants at a price of $0.29, with an expiry date of March 17, 2013.

SULTAN MINERALS INC.

(an exploration stage company)
Note 13: Mineral Property Interests
Year ended December 31, 2007

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Total Mineral Property Interests December 31, 2007
Acquisition costs				
Balance, beginning of year	$ 576,166	$ 346,857	$ 17,022	$ 940,045
Incurred during the year	143	155,759	20,416	176,318
Write-downs during the year	(72,826)	--	--	(72,826)
Balance, end of year	503,483	502,616	37,438	1,043,537
Exploration and development costs				
Incurred during the year				
Assays and analysis	5,014	93,796	--	98,810
Drilling	135,443	1,403,533	--	1,538,976
Engineering	--	134,196	--	134,196
Environmental	--	45,859	--	45,859
Geological and geophysical	20,972	304,845	--	325,817
Site activities	3,468	310,165	14,670	328,303
Stock-based compensation	--	82,224	--	82,224
Travel and accommodation	6,538	88,669	--	95,207
Trenching	136	23,057	--	23,193
	171,571	2,486,344	14,670	2,672,585
Balance, beginning of year	2,582,452	810,738	30,702	3,423,892
Write-downs during the year	(19,910)	--	--	(19,910)
Balance, end of year	2,734,113	3,297,082	45,372	6,076,567
Total Mineral Property Interests	$ 3,237,596	$ 3,799,698	$ 82,810	$ 7,120,104

SULTAN MINERALS INC.

(an exploration stage company)
Note 13: Mineral Property Interests
Year ended December 31, 2006

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2006
Acquisition costs					
Balance, beginning of year	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the year	66,158	311,158	16,579	--	393,895
Write-downs during the year	(110,125)	--	--	--	(110,125)
Balance, end of year	576,166	346,857	17,022	--	940,045
Exploration and development costs					
Incurred during the year					
Assays and analysis	6,250	26,935	--	--	33,185
Drilling	72,332	124,987	--	3,580	200,899
Geological and geophysical	11,688	142,831	224	--	154,743
Site activities	7,191	36,494	19,330	18,066	81,081
Stock-based compensation	--	19,730	--	--	19,730
Travel and accommodation	1,011	7,215	--	--	8,226
	98,472	358,192	19,554	21,646	497,864
Balance, beginning of year	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the year	--	--	--	(21,646)	(21,646)
Balance, end of year	2,582,452	810,738	30,702	--	3,423,892
Total Mineral Property Interests	$ 3,158,618	$ 1,157,595	$ 47,724	$ --	$ 4,363,937

I, Shannon Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the annual filings of Sultan Minerals Inc. (the issuer) for the financial year ended December 31, 2007.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 24, 2008**

"Shannon Ross"
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

I, Arthur G. Troup, President and Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the the annual filings of Sultan Minerals Inc. (the issuer) for the financial year ended December 31, 2007.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 24, 2008**

"Arthur G. Troup"
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END